20% Discount for 14 Days

WETHRIVV

WeThrivv is dedicated to the discovery & commercialization of products and technology for hair, skin and anti-aging. Our products are primarily sold online on our websites or Amazon. Our products address large markets and our business model is primarily to sell online. We're revoluti ...

Show more

Invest Now

This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Sanjay & Amy Batra Talk About Wethrivv®

Raised $0

Days Left 56

Launch — $9,996.17 Min — $4,999,997.18 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Science-Driven Natural Products

We are the **science-driven leader in creating natural products for hair loss and skin rejuvenation.** Everything has been developed internally by physicians and scientists, with **all-natural, safe ingredients backed by data from clinical studies.** Our portfolio of products is led by Revivv Topical Hair Rejuvenation Serum, Revivv Detox scalp scrub & shampoo, Maskad Anti-Aging Serum with Peptides, Maskad Hydrating Serum, and the Maskad Hydrogel Infusion Face Mask.

Our products are **sold on our website, Amazon, and through international distributors as well as select medical** offices in the United States.

All of our products address large markets with high unmet need: hair loss market $8B; skin care market $182B. We have successfully developed and launched 10 SKUs that have gross margins of 70-90%.



INTRODUCING
revivv
GROWING FULLER, THICKER
& HEALTHIER LOOKING HAIR

Hair Loss and Skin Rejuvenation Products

At the forefront of hair restoration and skin rejuvenation, we're revolutionizing the industry with science-backed solutions. Our physician-developed products blend natural ingredients with clinical efficacy, **targeting the $8B hair loss and $182B skincare markets.**

Our flagship offerings include:

- Revivv Topical Hair Rejuvenation Serum
- Revivv Detox Scalp Scrub & Shampoo
- Maskad Anti-Aging Peptide Serum
- Maskad Hydrating Serum
- Maskad Hydrogel Infusion Face Mask



maskad
maskad
revivv
revivv
RENEW
maskad
maskad
revivv
revivv
SCALP SCRUB

With a diverse distribution network spanning our website, Amazon, international channels, and select U.S. medical offices, we've successfully launched 10 products boasting impressive 70-90% gross margins. Our innovation addresses significant unmet needs in rapidly growing markets, positioning us for substantial growth and market capture.

Security Type:

Equity Security

Price Per Share

$4.63

Shares For Sale

1,079,913

Post Money Valuation:

$15,981,741.40

Investment Bonuses!

Time-Based Incentives (Discount applied at time of investing):

Super Early Bird Bonus: *Invest within the first 2 weeks of this Regulation Crowdfunding offering and receive a 20% discount on the share price.*

Early Bird Bonus: *Invest within the first 4 weeks of this Regulation Crowdfunding offering and receive a 10% discount on the share price.*

Last Chance Bonus: *Invest within the first 6 weeks of this Regulation Crowdfunding offering and receive a 5% discount on the share price.*

*Investors can only receive one (1) time-based incentive per investment.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or

employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

September 30, 2024

Minimum Investment Amount:

$495.41

Target Offering Range:

$9,996.17-$4,999,997.18

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


THE POWER COUPLE.


Dr Sanjay Batra REVIVV Hair Serum Testimonial
Watch later
Share
Watch on YouTube

Problem

Gap in Natural, Safe, and Scientifically-Proven Products

Many millions of consumers seek anti-aging and beauty products developed by scientists, with all-natural, very safe ingredients backed by data from real studies. We have developed and are marketing a number of products with plans to introduce more. **These include Revivv Topical Hair Rejuvenation Serum (backed by published research), Maskad Anti-Aging Serum with Peptides, Maskad Hydrating Serum, and the Maskad Hydrogel Infusion Face Mask.** Hair loss affects 50 million men and 30 million women in the US alone. Most if not all products on the market have side effects or simply do not work.

We address a critical gap in the anti-aging and beauty market. **With 80 million Americans struggling with hair loss and most current solutions being ineffective or laden with side effects**, consumers are demanding natural, safe, and scientifically proven products. We deliver what millions seek: scientist-developed, all-natural formulations with proven efficacy and safety.

Our portfolio of 10 innovative products includes the Revivv Topical Hair Rejuvenation Serum, backed by published research, alongside the Maskad Anti-Aging Peptide Serum, Maskad Hydrating Serum, and Maskad Hydrogel Infusion Face Mask. At WeThrivv, we're not just selling products; we're offering solutions that work, filling a significant void in the market with our science-backed approach to beauty and anti-aging.

Solution

Introducing WETHRIVV!

Our expanding line of products are patent-pending and supported by best-in-class science, not me-too products. We are spearheading a revolution in the stagnant hair loss and skincare industry. For the first time in 25 years, we're introducing genuine innovation to a field plagued by ineffective solutions and serious side effects from FDA-approved drugs. Our expanding line of **patent-pending products** stands out with best-in-class scientific backing, a stark contrast to the "me-too" offerings flooding the market.


LET'S THRIVV
PETA APPROVED
Vegan | Global Animal Test Policy


TOGETHER.

Hair Loss Solution:

There has been no innovation in hair loss in 25 years. The two FDA-approved drugs have serious side effects. **Revivv® is a drug-free option to support fuller, thicker and healthier-looking hair.**

WHY REVIVV®:

- Recommended by dermatologists, stylists and industry experts
- Helps enhance and rejuvenate hair follicles, roots and scalp
- Convenient roller application for effective delivery
- Clean serum allows application for styled hair
- No big pills to swallow
- Drug-free safe alternative
- Biotin-free

> "REVIVV is a key new addition to my practice. It gives me an effective option for patients who want a drug-free solution, and it can also be utilized as a stand-alone, or in combination with other treatments. The clinical efficacy has exceeded even my own expectations. My patients love the cosmetic elegance, and the formula is gentle and absorbs quickly. The product can be applied twice daily use without affecting one's hairstyle. My patients absolutely love REVIVV".
>
> – **Jeffrey Rapaport, MD, FAAD. Board-Certified Dermatologist**


BEFORE
AFTER
REAL PEOPLE, REAL RESULTS
revivv®
Real patients, real results. A drug-free option to support fuller, thicker & healthier-looking hair.

Skin Care Solution:

Maskād® includes an anti-aging serum with peptides and a hydrating serum. The anti-aging serum is a skin rejuvenating formula that visibly improves the appearance of fine lines/wringles, dull or uneven skin tone and sagging skin. The hydrating serum is an oil-free hydrating serum that replenishes moisture and restores radiance for a smoother complexion and never feels sticky.

> "As a dermatologist, my number one priority is skin health. I've found that the Maskād anti-aging serum combined with the Deliver + Renew face mask to be a game changer in skin hydration and rejuvenation".
>
> – **Jeffrey Rapaport, MD, FAAD. Board-Certified Dermatologist**





Panfacial Rejuvenation
real patients, real results.

BEFORE | AFTER 2 MONTHS

1. Forehead lines
2. Glabellar lines
3. Crow's feet
4. Tear troughs
5. Tear troughs
6. Nasolabial fold
7. Pre-jowl sulcus
8. Marionette lines
9. Chin wrinkle
10. Jowl



Consumer Results
based on a 2 month consumer perception study of participants ranging in age from 25-65.

100% agreed
that maskād was easy to use.

85% agreed
benefits lasted all day or longer.

100% agreed
skin felt tighter/lifted.

100% agreed
skin felt more hydrated and refreshed.

77% noticed
a reduction of fine lines, wrinkles, and pore size.

We're transforming post-procedure care, replacing outdated methods like ice and Aquaphor with our groundbreaking Hydrogel Infusion Mask. At the helm are Dr. Sanjay Batra and Amy Batra, credible, media-savvy founders with extensive expertise in aesthetics and beauty. Their leadership ensures that WeThrivv's products, including our flagship patent-pending solutions, are not just scientifically sound but also marketable and aligned with consumer needs. **We're not just participating in the market; we're reshaping it with products that truly work.**



Business Model

Large Growth Potential

We are currently utilizing our own SEO-driven websites and Amazon.com to achieve sales. We use earned media and social media outlets to promote our products. We can and will exploit other sales and marketing channels since our products are applicable to several markets, including DTC, esthetic professionals, and dermatology offices. We are expanding our sales initiatives to penetrate these very important and lucrative opportunities.

Our growth strategy is both dynamic and multifaceted. **Our primary sales channels leverage the power of SEO-optimized websites and Amazon's vast marketplace,** ensuring broad reach and accessibility. We amplify our brand through strategic use of earned media and social platforms, creating organic buzz around our innovative products.

Our growth strategy is both dynamic and multifaceted. **Our primary sales channels leverage the power of SEO-optimized websites and Amazon's vast marketplace,** ensuring broad reach and accessibility. We amplify our brand through strategic use of earned media and social platforms, creating organic buzz around our innovative products.

However, our vision extends far beyond these initial touchpoints. **We're poised to tap into lucrative markets across direct-to-consumer, aesthetic professional, and dermatology office channels.** This expansion isn't just about increasing sales; it's about bringing our transformative solutions to every corner of the beauty and anti-aging world. By diversifying our sales initiatives, we're not only capturing more market share but also establishing WeThrivv as a trusted name across multiple segments of the industry. Our adaptable approach ensures we're well-positioned to seize emerging opportunities and drive substantial growth in the rapidly evolving beauty and wellness landscape.





Market Projection

Market Potential

WeThrivv is poised for significant growth in the expanding beauty and anti-aging markets. With the global hair loss treatment market expected to reach **~$5 billion by 2025 and the skincare market projected to hit ~$190 billion by 2025,** WeThrivv is well-positioned to capture a substantial share. Our innovative, science-backed products address key consumer demands for natural, effective solutions. **Based on our current growth trajectory and market reception, we project annual revenues to exceed $10 million over the next three years.** This forecast is supported by our expanding product line, increasing market penetration, and strong customer retention rates.





Competition

The hair loss treatment market is dominated by outdated solutions with significant drawbacks:

Minoxidil, originally a blood pressure medication, offers weak efficacy and comes with side effects ranging from scalp irritation to cardiac issues. It also leaves hair greasy, affecting user experience.

Finasteride, initially developed for prostate conditions, shows modest results but carries serious risks, including permanent erectile dysfunction and suicidal ideation.

The market is flooded with various supplements and topicals, most of which demonstrate little to no proven efficacy.

Our innovative, science-backed solutions address these shortcomings, offering effective treatment without the severe side effects, positioning us to disrupt this stagnant market.



Traction & Customers

We already have significant traction in the hair market, with thousands of customers worldwide. Our skincare business is emerging it also offers best-in-class products. We have a large base of customers on subscription and our testimonials and user-generated content is significant for a company at our stage of evolution.

We have already made significant waves in the hair care market, capturing the loyalty of thousands of customers globally. Our emerging skincare line, built on the same foundation of scientific excellence, is poised for similar success. **What sets us apart is not just our product quality, but the trust we've earned from our customer base.** A substantial portion of our clientele has committed to regular subscriptions, a testament to the efficacy of our offerings.



Perhaps most telling is the volume of glowing testimonials and user-generated content we've amassed—an achievement remarkable for a company at our stage. This organic advocacy speaks volumes about our products' real-world impact and positions WeThrivv for explosive growth as we continue to expand our reach and product line.

JOIN THOUSANDS OF HAPPY
CUSTOMERS **REGAINING CONTROL**
OF THEIR HAIR & SCALP HEALTH.



Clean, Safe, Simple.

REVIVV® Topical Hair Growth
Support Serum – proprietary
serum designed specifically **for
men & women** to support hair
growth – created
and recommended by



Clean, Safe, Simple.

REVIVV® Topical Hair Growth Support Serum – proprietary serum designed specifically **for men & women** to support hair growth – created and recommended by physicians and scientists.

Investors

We have successfully raised capital through four closely curated friends & family rounds, attracting a diverse group of accredited investors. **Our backers include esteemed doctors, providing medical credibility; seasoned finance professionals, offering strategic financial guidance; and industry insiders with deep market knowledge.** This carefully selected investor base brings not only capital but also invaluable expertise and networks, positioning WeThrivv for accelerated growth in the competitive beauty and anti-aging markets. Their continued support through multiple rounds underscores the strength of our vision and the potential of our innovative products.



Terms

Up to $4,999,997.18 in Class B Non-Voting Units at $4.63 with a minimum target amount of $9,996.17.

Offering Minimum: $9,996.17 | 2,159 Class B Non-Voting Units
Offering Maximum: $4,999,997.18 | 1,079,913 Class B Units
Type of Security Offered: Class B Non-Voting Units
Purchase Price of Security Offered: $4.63
Minimum Investment Amount: $495.41 | 107 Class B Units

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $495.41. The Company must reach its Target Offering Amount of $9,996.17 by September 30, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Overview Team About Communication Channel Updates

Sanjay Batra, PhD, FACC
CEO & Co-founder
Background
PhD in Physiology, former adjunct professor at Wake Forest Institute for Regenerative Medicine, former VP at Johnson & Johnson



Amy Batra
President & Co-founder
Background
20 years of start-up experience with background in aesthetics, dermatology, regenerative, and functional medicine.



Sara Pape
Chief Operating Officer
Background
20 years of experience in the Hospitality industry with entrepreneurial experience and hospitality training.



Erica Gutierrez
Social Media and PR Manager
Background
Fox School of Business graduate with experience in public relations, user generated content, and social media management and growth.

Overview Team About Communication Channel Updates

Company Website



Legal Company Name

WETHRIVV

Location

3805 Old Easton Road
Doylestown, Pennsylvania 18902

Number of Employees

6

Incorporation Type

LLC

State of Incorporation

Pennsylvania

Date Founded

March 20, 2020